Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-265497

KLA Corporation

$1,000,000,000 4.650% Senior Notes due 2032

$1,200,000,000 4.950% Senior Notes due 2052

$800,000,000 5.250% Senior Notes due 2062

Pricing Term Sheet

Issuer:	KLA Corporation

Format:	SEC-Registered

Expected Ratings*:	A2 / A- / A- (Moody’s / S&P / Fitch)

Trade Date:	June 21, 2022

Settlement Date:	June 23, 2022 (T+2)

Joint Book-Running Managers:	BofA Securities, Inc. Citigroup Global Markets Inc. J.P. Morgan Securities LLC Scotia Capital (USA) Inc. Truist Securities, Inc. Wells Fargo Securities, LLC

Co-Managers:	Academy Securities, Inc. BNP Paribas Securities Corp. ICBC Standard Bank Plc U.S. Bancorp Investments, Inc. Loop Capital Markets LLC Siebert Williams Shank & Co., LLC

Use of Proceeds:	We expect to use a portion of the net proceeds of this offering to purchase, on each settlement date, all of the 4.650% Senior Notes due 2024, up to a maximum aggregate principal amount of $500.0 million, that are validly tendered and not validly withdrawn and accepted for purchase pursuant to the concurrent tender offer for such notes. We intend to use the remainder of the net proceeds from this offering, together with cash on hand and/or borrowings under our revolving credit facility, to repurchase $3.0 billion in shares of our common stock in privately negotiated transactions effected through one or more of the underwriters or their affiliates following the closing of this offering.

Security Description:	4.650% Senior Notes due 2032 (the “2032 Notes”) 4.950% Senior Notes due 2052 (the “2052 Notes”) 5.250% Senior Notes due 2062 (the “2062 Notes”)

Principal Amount:	2032 Notes: $1,000,000,000 2052 Notes: $1,200,000,000 2062 Notes: $800,000,000

Coupon:	2032 Notes: 4.650% 2052 Notes: 4.950% 2062 Notes: 5.250%

Maturity Date:	2032 Notes: July 15, 2032 2052 Notes: July 15, 2052 2062 Notes: July 15, 2062

Offering Price:	2032 Notes: 99.941% of face amount 2052 Notes: 99.084% of face amount 2062 Notes: 99.846% of face amount

Yield to Maturity:	2032 Notes: 4.657% 2052 Notes: 5.009% 2062 Notes: 5.259%

Spread to Benchmark Treasury:	2032 Notes: T+135 basis points 2052 Notes: T+160 basis points 2062 Notes: T+185 basis points

Benchmark Treasury Issue:	2032 Notes: 2.875% due May 15, 2032 2052 Notes: 2.250% due February 15, 2052 2062 Notes: 2.250% due February 15, 2052

Benchmark Treasury Price and Yield:	2032 Notes: 96-12 / 3.307% 2052 Notes: 78-15+ / 3.409% 2062 Notes: 78-15+ / 3.409%

Interest Payment Dates:	January 15 and July 15 of each year, commencing January 15, 2023

Optional Redemption:

2032 Notes: Make-whole call at T + 25 basis points; Par call on or after April 15, 2032

2052 Notes: Make-whole call at T + 25 basis points; Par call on or after January 15, 2052

2062 Notes: Make-whole call at T + 30 basis points; Par call on or after January 15, 2062

Repurchase Upon Change of Control Triggering Event:	Upon the occurrence of a Change of Control Triggering Event, we will be required to make an offer to purchase the notes at a price equal to 101% of their principal amount plus accrued and unpaid interest to the date of repurchase. See “Description of Notes — Repurchase upon change of control triggering event” in our Preliminary Prospectus Supplement dated June 21, 2022.

Denominations/Multiples:	$2,000 x $1,000

CUSIP:	2032 Notes: 482480AL4 2052 Notes: 482480AM2 2062 Notes: 482480AN0

ISIN:	2032 Notes: US482480AL46 2052 Notes: US482480AM29 2062 Notes: US482480AN02

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement, including a prospectus, with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the preliminary prospectus supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and the prospectus supplement if you request it by calling BofA Securities, Inc. toll-free at 1-800-294-1322, Citigroup Global Markets Inc. toll-free at 1-800-831-9146 or J.P. Morgan Securities LLC collect at 1-212-834-4533.